Filed Pursuant to Rule 433
Registration No. 333-160046
Pricing Term Sheet
June 18, 2009
QUICKSILVER RESOURCES INC.
$600,000,000 aggregate principal amount of
11.750% Senior Notes due 2016
          This term sheet to the preliminary prospectus supplement dated June 17, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Quicksilver Resources Inc.

NYSE Symbol:	KWK

Security Description:	11.750% Senior Notes due 2016

Distribution:	SEC Registered

Principal Amount:	$600,000,000

Gross Proceeds:	$580,302,000

Net Proceeds (Estimated):	$567,682,000

Coupon:	11.750%

Original Issue Discount:	The notes will be issued with original issue discount for United States federal income tax purposes

Maturity:	January 1, 2016

Price to Public:	96.717% of principal amount

Underwriting Discounts and Commissions:	2.0%

Yield to Maturity:	12.500%

Spread to Benchmark Treasury:	916 bps

Benchmark Treasury:	UST 4.50% due February 15, 2016

Ratings:	B2 / B-

Interest Payment Dates:	Semi-annually in arrears on each January 1 and July 1, commencing on January 1, 2010

Optional Redemption:	Redemption Period	Price
	July 1, 2013	105.875%
	July 1, 2014	102.938%
	July 1, 2015 and thereafter	100.000%

Make-whole Redemption:	Callable prior to July 1, 2013 at make-whole call price of Treasury + 50 bps

Change of Control:	Put at 101% of principal plus accrued interest

Equity Clawback:	Redeem until July 1, 2012 at 111.750% plus accrued interest for up to 35.0%

Trade Date:	June 18, 2009

Settlement Date:	June 25, 2009 (T+5)

CUSIP / ISIN:	74837R AF1 / US74837RAF10

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Joint Lead Managers:	BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.

Senior Co-Managers:	Calyon Securities (USA) Inc.
RBS Securities Inc.
TD Securities (USA) LLC
Wedbush Morgan Securities Inc.

Co-Managers:	BBVA Securities Inc.
CIBC World Markets Corp.
Comerica Securities, Inc.
Daiwa Securities America Inc.
KeyBanc Capital Markets Inc.
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.
     Based on the increase in the offering size of the Notes from an aggregate principal amount of $425 million to $600 million, after giving effect to this offering, the Eni Sale and the April 2009 debt reclassification and the application of the net proceeds from this offering, the Eni Sale and the April 2009 debt reclassification, we would have had approximately $711 million of outstanding indebtedness under our senior secured revolving credit facilities, as reflected in the Capitalization table on page S-19 of our Preliminary Prospectus Supplement, as of March 31, 2009.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.